SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                              AGP and COMPANY INC.
________________________________________________________________________________
                                (Name of Issuer)

                           Common Stock, No Par Value
________________________________________________________________________________
                         (Title of Class of Securities)

                                   001230-02-0
________________________________________________________________________________
                                 (CUSIP Number)

Joseph Drucker, Esq.                                    Peter H. Ehrenberg, Esq.
16 Stuyvesant Place                                   Lowenstein, Sandler, Kohl,
Elberon, New Jersey 07740     with a copy to               Fisher & Boylan, P.A.
(908) 229-4329                                              65 Livingston Avenue
                                                     Roseland, New Jersey  07068
                                                      (201) 992-8700

                       (Name, Address and Telephone Number
                         of Person Authorized to Receive
                           Notices and Communications)

                                August 8, 1996
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous
statement   on   file reporting  beneficial  ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule l3d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     Omar L. Peraza, individually and as sole trustee of the Peraza Trust u/i/t dated May 18, 1989 (the "Peraza Trust"), Robert Drucker and Mindy Fortin, individually and as co-trustees of the Joseph Drucker 1995 Trust (the "Drucker Trust") and Joseph Drucker (each, a "Filing Entity" and, collectively, the "Filing Entities") hereby amend their Schedule 13D (as previously amended as of the date hereof, the "Schedule 13D") relating to the shares of Common Stock, no par value ("Common Stock"), of AGP and Company, Inc. (the "Company") as follows:

Item 4.       Purpose of the Transaction.

     Item 4 of the Schedule 13D is hereby amended by adding thereto the following:

     On August 8, 1996, Mr. Peraza, individually and on behalf of the Peraza Trust, filed an action against the Company in the Superior Court of New Jersey, Chancery Division, Hudson County. The verified complaint (the "Complaint") seeks an order calling a special meeting of the shareholders of the Company (the "Special Meeting") pursuant to N.J.S.A.14A:5-3 for the purpose of voting upon a proposal to remove Steven W. Bingaman and James F. Howard as directors of the Company. The Complaint also requests that the Court set a record date for the Special Meeting and seeks an order giving Mr. Peraza access to a list of the Company's shareholders and certain related information.

     In the event that the Court orders that the Special Meeting be held, Messrs. Peraza and Joseph Drucker intend to solicit proxies from the shareholders of the Company for use at the Special Meeting in favor of the removal of Messrs. Bingaman and Howard as directors of the Company. The Filing Entities intend to vote all shares of Common Stock held by them in favor of such removal. Such proxy solicitation will be made only pursuant to a proxy statement complying with the requirements of the federal securities laws.

     In the event that the shareholders vote to remove Messrs. Bingaman and Howard as directors at the Special Meeting, Mr. Joseph Drucker will be the sole remaining director of the Company. Under applicable New Jersey law and the Company's by-laws, Mr. Drucker would have the right to fill the vacancies created by the removal of Messrs. Bingaman and Howard.

     A copy of the Complaint has been filed as an Exhibit to this Amendment and is herein incorporated by reference. The description of the Complaint is a summary only, is not intended to be complete, and is qualified in its entirety by reference to the full text of such Exhibit.


Item 7.       Material to be Filed as Exhibits.

     Exhibit Number                                      Description of Exhibit

           1                          Verified Complaint, dated August 8, 1996

                                   Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:        August 9, 1996


                                    /s/ Omar L. Peraza
                                    ________________________________________
                                    Omar L. Peraza, as Trustee of
                                    the Peraza Trust u/i/t dated May 18, 1989



                                    /s/ Omar L. Peraza
                                    ________________________________________
                                    Omar L. Peraza, Individually



                                    /s/ Robert Drucker
                                   _________________________________________
                                    Robert Drucker, as Co-trustee of
                                    the Joseph Drucker 1995 Trust



                                    /s/ Mindy Fortin
                                   ________________________________________
                                    Mindy Fortin, as Co-trustee of
                                    the Joseph Drucker 1995 Trust



                                    /s/ Robert Drucker
                                   ________________________________________
                                    Robert Drucker, Individually



                                    /s/ Mindy Fortin
                                   ________________________________________
                                    Mindy Fortin, Individually


                                    /s/ Joseph Drucker
                                    _______________________________________
                                        Joseph Drucker

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                  Exhibit Index


         Exhibit
         Number           Description                                  Page No.

            1        Verified Complaint, dated August 8, 1996              5